[Columbia Letterhead]

April 21, 2017

Via Edgar

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C. 20549.

Re:	Columbia Banking System, Inc. Registration Statement on Form S-4 (Reg. No. 333-216039)

Ladies and Gentlemen:

Columbia Banking System, Inc. (“Columbia”) respectfully requests that the Commission declare the Registration Statement effective on April 24, 2017, at 4:30 p.m. Eastern time, or as soon thereafter as practicable.

Columbia requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Hadley S. Robbins

Hadley S. Robbins

Executive Vice President and Interim

Chief Executive Officer of Columbia

Banking System, Inc.

cc:	William H. Dorton

Dietrich A. King

(Securities and Exchange Commission)

Patrick S. Brown

(Sullivan & Cromwell LLP)

Roger S. Busse

(Pacific Continental Corporation)

Patricia F. Young

(Pillsbury Winthrop Shaw Pittman LLP)